ONE Bio, Corp.
19950 West Country Club Drive, Suite 100,
Aventura, FL 33180

August 27, 2010

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Mr. Jeffrey Reidler, Assistant Director

Re:	ONE BIO, CORP. Registration Statement on Form S-1 Originally Filed April 20, 2010 File No. 333-166196

Ladies and Gentlemen:

On April 20, 2010, ONE BIO, CORP., a Florida corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-166196) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”) in connection with the registration of shares of the Company’s common stock issuable upon the conversion of convertible debentures and the exercise of warrants originally issued to certain lenders (the “Lenders”) to the Company.  On August 18, 2010, the Company filed a Form 8-K to report that the Company and the Lenders entered into a Loan Extension and Modification Agreement on August 12, 2010, with an effective date of June 30, 2010, pursuant to which, among other things, the conversion rights of the debentures were terminated and cancelled and the warrants were terminated and cancelled and are of no further force or effect.

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company requests that the Commission consent to this application on the grounds that (i) as a result of the Loan Extension and Modification Agreement, which cancelled and terminated the conversion provisions of the debentures and cancelled and terminated the warrants, no shares are issuable to the Lenders, and (ii) the withdrawal of the Registration Statement is in the best interests of the Company’s stockholders and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Company confirms that the Registration Statement has not been declared effective by the Commission and that no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (305) 328-7952, with a copy to the Company’s outside legal counsel, Jerold N. Siegan, Esq. 120 S. Riverside Plaza, 12th Floor, Chicago, Illinois 60606, facsimile number (312) 876-6274.

If you have any questions with respect to this matter, please contact Jerold N. Siegan, Esq. at (312) 876-7874.

Very truly yours,

ONE BIO, CORP.

By:	/s/ Marius Silvasan
Marius Silvasan Chief Executive Officer